[Hogan & Hartson Letterhead]

June 10, 2005

BY HAND DELIVERY AND EDGAR

Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation Registration Statement on Form S-3 Filed April 26, 2005 File No. 333-124351

Form 10-K for the fiscal year ended 6/30/2004, as amended Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2005 File No. 0-21059

Dear Mr. Shuman:

     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated May 26, 2005 relating to your review of the above filings. Concurrently with the submission of this letter, ACE*COMM has filed an amendment to its resale registration statement (the “Amended Registration Statement”) and supplementally provided to the Staff clean courtesy copies of the Amended Registration Statement, marked to show changes from the version currently on file with the Commission.

     ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter. As noted below in the letter, ACE*COMM is proposing to make the changes suggested in the Staff’s comment letter in future filings. ACE*COMM’s fiscal year ends June 30th, and within 90 days thereafter it will be filing a new Annual Report on Form 10-K. Since ACE*COMM will be providing new disclosure to the market less than 120 days from this response, ACE*COMM believes it would be less confusing to investors to make the suggested changes only in the next Form 10-K. Further, ACE*COMM believes that limited extent and type of the changes suggested by the Staff is consistent with the extent and types of changes that the Staff often permits to be made only in future filings.

Form S-3

General

1.	It appears you are attempting to register resales of shares of your common stock underlying securities that are issuable upon exercise of additional investment rights. Specifically, the “B” warrants that you issued as part of the March 31, 2005 financing appear to be exercisable for not only shares of your common stock but also “C” warrants. These “B” warrants, or “additional investment rights,” as you refer to them in your registration statement, were part of a unified, unregistered offering in which common stock and warrants were sold pursuant to the securities purchase agreement dated March 31, 2005. Based on our review of the exhibits you filed, each investor in this unregistered offering appears to have discretion to exercise all, a portion, or none of its additional investment rights over a period from March 31, 2005 through and including the 180th day following the effective date of your registration statement. Because the offer and sale of the additional investment rights in the form of “B” warrants included an offer of the “C” warrants underlying those rights and noting that, as confirmed by your counsel, Hogan & Hartson on May 24, 2005, none of the additional investment rights had been exercised when you filed this resale registration statement, we do not understand why it is appropriate to register resales of the shares underlying the additional investment rights. The offering of the shares underlying the additional investment rights commenced outside the registration process and that offering was not completed before the resale registration statement was filed. On what basis do you believe the issuance and resale transactions are not a unified transaction? We note that your proposed transaction is not analogous to an offer of shares underlying outstanding warrants. In particular, resales of some of the securities you propose to register for resale can only occur after a holder elects to both exercise the additional investment rights and thereafter exercises the underlying warrants through a further investment decision. In responding to this comment, please refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance.

Response: The Company believes that there is precedent for registration of the shares underlying the “B” Warrants and “C” Warrants on Form S-3. However, the Company understands the Staff’s position and will amend its Registration Statement to de-register the shares of the Company’s common stock underlying the “B” Warrants and “C” Warrants. The Company will file a resale registration statement to register the shares underlying the “B” Warrants and “C” Warrants only after the “B” warrants are exercised and the “C” Warrants are issued.

2.	Please give appropriate consideration to the consequences of filing a resale registration statement for the public offering of securities underlying the additional investment rights, thereby engaging in a public offering of those securities, when the sales of the securities to the investors had not been consummated. Under these circumstances, why do you believe that the offering of securities pursuant to the March 2005 unregistered transaction did not involve a public offering? Please provide a detailed factual and legal analysis as to how the offers of securities underlying the additional investment rights as well as any sales of those securities during the pendency of your registration statement would be consistent with the requirements of Section 5 of the Securities Act.

Response: In light of the fact that the Company is de-registering shares of the Company’s common stock underlying the “B” Warrants and “C” Warrants, the Company believes that it is not engaging in a public offering of these securities.

3.	In your response letter, please identify the transaction requirement of Form S-3 that you rely upon. Also tell us why you believe that transaction requirement is available. In this respect, it does not appear that shares underlying warrants that have not yet been purchased are “outstanding” for the purpose of transaction requirement I.B.3. Explain to us why the holders of the additional investment rights are not acting as underwriters within the meaning of Section 2(11) with respect to the shares.

Response: The Company believes that following its de-registering of the shares of the Company’s common stock underlying the “B” Warrants and “C” Warrants, the transaction contemplated in the Amended Registration Statement satisfies the secondary offering requirements set forth in General Instruction I.B.3. of Form S-3. The transaction involves a secondary offering in which the Company issued and delivered common stock and “A” Warrants pursuant to a private placement transaction exempt from registration under Section 4(2) of the Securities Act. The Company also believes that following the de-registration there is no issue about holders of the additional investment rights acting as underwriters.

Selling Stockholders, page 8

4.	Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by Harborview Master Fund. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Response: Harborview Advisors, LLC is the general partner of Harborview Master fund LP and consequently has voting control and investment control over the securities held by Harborview Master Fund LP. Richard Roseblum and David Stefansky are the managers of Harborview Advisors. Each of the Advisors, Rosenblum and Stefansky disclaims beneficial ownership of the securities held by Harborview Master Fund LP. This information has been included in the Company’s Amended Registration Statement.

Form 10-K/A

Business, page 4

Geographic Markets, page 7

5.	We note that you have significant customers in the Middle East, however, these particular countries are not disclosed in your filings. Please identify each country in the Middle East where your customers are located. We may have more comments.

Response: The Company has customers in the countries of Morocco, Egypt, Qatar, Kuwait, Saudi Arabia and the Palestinian Territories which have been aggregated under the Middle East and Africa geographic markets. ACE*COMM will include a specific reference to countries in future filings.

Management Discussion and Analysis..., page 24

Results of Operations, page 27

6.	We note instances where two or more sources of a material change have been identified without the dollar amounts for each source that contributed to the change disclosed. The use of the term “primarily” does not adequately quantify these changes. Also, ensure that your disclosure indicates the amount of any significant offsetting factors that impact the fluctuations. For example, your disclosures indicate that revenues from the sale to network service providers decreased primarily as a result of the decline in revenues in China offset by an increase in revenues in the Middle East. In addition, tell us how you considered the need for additional disclosure regarding whether these changes represented an identified known trend or uncertainty that has had or will have a material favorable or unfavorable impact on the results from operations. See Section III. D of SEC Release 33-6835.

Response: The Company understands the Staff’s request for more detail regarding the changes. In the example cited by the Staff, the Company was explaining the difference in revenue from sales to network service providers by describing a decline in revenues in China offset by an increase in revenues in the Middle East. While the Company believes that the quantification of these specific changes is not particularly meaningful to the reader and does not necessarily indicate a trend of future business shifting to different geographic territories, the Company will adequately quantify these types of changes in future filings. ACE*COMM has disclosed as a significant trend (both in the MD&A and risk factors) the nature of ACE*COMM’s reliance on significant customers and large orders as something that is important and meaningful to the reader, and in this instance the disclosure tells the reader that the Company’s current large customer(s) are located in the Middle East rather than China. The disclosures in the Business section, MD&A and risk factors do tell the reader that as large customers fill their requirements over the term of procurement contracts with us, they may cease to be large customers, necessitating contracts with new large customers. Future large customers may or may not be in the Middle East, China or some other location. The Company reviews changes in period over period performance and the individual components of the changes to look for trends and if trends are identified whether those trends would be favorable or unfavorable on ACE*COMM’s results of operations. The Company believes that the amounts of individual changes do not necessarily represent trends, and that aggregate changes are more meaningful indicators of trends, especially considering the difficult economic conditions present in the telecommunications marketplace.

Financial Statements

Consolidated Statements of Operations-page F-5

7.	We note that the net revenues and cost of revenues are presented in the consolidated statements of operations on an aggregated basis. Tell us what consideration you gave to presenting the components of net revenue and cost of revenue on a disaggregated basis (i.e., present license revenue separate from service revenue). See Rule 5-03(b) of Regulation S-X.

Response: The Company presents single line items for revenues and cost of revenues, and does not present a break-down between products and services, because this presentation is more consistent with the manner in which Management monitors and manages the Company.

The Company generates revenues from sales of product-based solutions where a combination of hardware, software and services are offered to customers. Operationally, the Company manages each of its contracts as a whole, by not separately evaluating the costs associated with individual hardware, software and service elements. For example, the Company manages a common pool of people who provide resources to both products and services. Further, the Company’s present cost accounting system is designed to provide cost of sales as it relates to each contract or “job” and not on the basis of the individual contract elements. To require segregation of each contract or “job” into product and service elements would be a significant undertaking and would not yield meaningful results because of the arbitrary judgment that would be involved in allocating the contract or job costs to the contract elements of products and services.

The Company believes that the presentation of the Statements of Operations should be consistent with the information prepared to manage the business and, accordingly, that the presentation of revenues and costs of revenues in the Statements of Operations is properly presented in the June 30, 2004 Form 10-K.

Further, the Company notes that it received a similar comment from the Staff when its 10-K was last reviewed in 2001 and the business has not substantially changed during this time. The Staff apparently was satisfied with the response by the Company, essentially the same response as set forth above, and did not request that the Company change its approach on this issue.

Note 2 - Summary of Significant Accounting Policies, page F-8

8.	You disclose in the first paragraph of the revenue recognition policy that the Company “typically” enters into arrangements that require significant modification or customization. However, in the second paragraph of the policy, you disclose that “more frequently” the Company enters into arrangements that do not require significant modification or customization of the related software. Please clarify to which facts or circumstances are more prevalent.

Response: In the most recent fiscal year end, percentage of completion projects represented 11% of total revenues. As such, the Company “more frequently” enters into arrangements that do not require significant modification or customization of the related software and the word “typically” should not have been used to describe significant modification in the first paragraph of ACE*COMM’s revenue recognition policy. Based upon further reflection and the Staff’s comment, in future filings ACE*COMM will provide additional disclosure relative to the percentage of revenue derived from projects where percentage of completion accounting is used.

9.	You disclose within your filing that there are multiple element arrangements, and revenues have been allocated to each element of an arrangement based on objective evidence of the element’s fair value determined by internal price listings developed by the Company. Tell us how you have established objective evidence of each element’s fair value. Indicate why the internal price listing represents fair value. Tell us if you separately sell each elements included in the multiple element arrangements. We refer you to paragraphs 10-12 of SOP 97-2.

Response: The Company has established objective evidence of each element’s fair value by separately selling each element. It has established internal price lists that include each element and its fair value. Any discount offered is proportionately applied to each element included in the arrangement. Elements include software licenses, hardware, PCS, installation and training.

10.	You disclose within your filing that hardware is unbundled on contracts accounted for on a percentage of completion basis. Tell us why you believe it is appropriate to unbundle the hardware on these contracts. That is, indicate why the hardware is a separate unit of accounting. Your response should address footnote 4 of EITF 00-21 and EITF 03-05.

Response: First, to provide the Staff with some perspective on this issue, the Company’s unbundled hardware represents less than 1% of the total revenues for fiscal year 2004. Second, ACE*COMM believes that in accordance with footnote 4 of EITF 00-21, it is appropriate to account for the hardware on an unbundled basis in percentage of completion projects where there is significant modification or customization of the related software. The contract is being accounted for on a percentage of completion basis due to the modifications that need to be made to the software, and modifications are seldom if ever needed for the hardware. It therefore is appropriate to account for the hardware separately in this context. Further, we note that treating the hardware separately is consistent with footnote 4 of EITF 00-21 and EITF 03-05 because:

a)	The delivered items do have value to the customer on a stand alone basis. The majority of ACE*COMM’s hardware is from third parties and could be purchased from other vendors, and in theory the customer could resell the items.

b)	There is objective and reliable evidence of the fair value of the undelivered items. The Company separately charges for each element and has established internal price lists that include each element.

c)	The arrangements do not include a right of return.

11.	We note that fixed-fee contracts involving significant modification or customizing are being accounted for using the percentage of completion method. Describe in detail how you estimate the stage of completion of the individual contracts (i.e., cost or level effort basis). Indicate why the estimates utilized properly measure progress under the contract. Describe how you apply paragraph 82 of SOP 97-2 to your contracts that include hardware and other deliverables. In your response letter, describe your process of assessing whether an anticipated loss should be recognized as soon as the loss becomes evident.

Response: The Company initially estimates the level of effort required to complete an individual contract. Frequently the level of effort is based upon specific milestones in the contract, which often equate to specific payments. The costs of hardware and off-the-shelf software (such software being a small percentage of contracts) are excluded from the analysis, and generally are accounted for on an unbundled basis as described in the response to comment 10. The Company compares the budgeted level of effort to actual level of effort incurred each month. The estimated level of effort to complete an individual contract is adjusted accordingly. Also, at each month end the cumulative progress is measured and adjusted so that at each month end the cumulative progress on each contract matches the Company’s then current view of the percentage completed. If the actual level of effort incurred plus the estimated level of effort to complete exceeds the level of effort consistent with making a profit on a contract, then the loss on the contract would be recognized in the month that the loss becomes evident.

12.	We noted that there are instances of extended payment terms in your disclosure. Tell us why you have offered extended payment terms and whether this is a customary practice. Do any customers other than the one in the Middle East have extended payment terms? Furthermore, in your response letter explain what types of contract costs are being deferred and the amount of those costs at each balance sheet date.

Response: The Company has offered extended payment terms in the context of a particular large procurement by its Middle Eastern customer in response to a perceived requirement to offer such terms for this particular procurement. Extended payment terms are generally not customary. In addition to the customer in the Middle East, the Company has granted extended payment terms to one other customer for a maintenance contract. The types of contract costs that are being deferred on the Middle Eastern procurement are hardware costs. Such costs do not include any indirect costs which are treated as period costs. The balances of contract costs were $0 at June 30, 2003 and $531,000 at June 30, 2004.

Note 12 - Mergers and Acquisitions, page F-17

13.	We note that you have accounted for the i3 Mobile acquisition as a transferred set of assets not constituting a business combination. Provide us in your response letter a detailed analysis of your conclusion that the acquisition should not be treated as a business combination based on applicable guidance in SFAS 141 and EITF 98-3. Furthermore, tell us why in your statement of cash flows that you have classified this as a financing activity. Refer to SFAS 95.

Response: In accordance with EITF 98-3 item 6, “a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

The acquisition of i3 Mobile on December 5, 2003 did not constitute a business combination as the remaining assets of i3 Mobile did not possess the characteristics of a business based on the definitions in EITF 98-3 item 6 and Regulation S-X Rule 11-01(d). i3 Mobile had ceased all operations in March 2003, and at the time of the acquisition there were no customers or revenues, there was one remaining employee who remained to handle the acquisition and transition matters, and whose employment was planned to be terminated immediately following the acquisition, there were no fixed assets and all facility leases had been terminated, leaving i3 Mobile with no physical presence. Additionally, there was no intent by the Company to resurrect the i3 Mobile business.

ACE*COMM acquired only cash and assumed liabilities in this transaction, and therefore recorded it as a transferred set of assets. Because the transferred assets consisted almost exclusively of cash, ACE*COMM classified this as a financing activity in the statement of cash flows.

14.	Describe the actual purchase price and the amount of assets acquired regarding the i3 Mobile acquisition. Indicate how you determined the net proceeds from common stock issued in the i3 Mobile transaction as presented in your statement of cash flows. Tell us how any related liabilities have been recorded. Provide us with a detailed accounting of all transactions related to the i3 Mobile acquisition. In addition, indicate how you accounted for options and warrants issued in this acquisition (see your Form S-4 filed on October 7, 2003). Tell us whether these options and warrants are disclosed in Note 11 — Stockholders’ Equity.

Response: The purchase price consists of the acquired cash of $8.5 million and prepaid expenses of $30 thousand, offset by liabilities assumed of $2.3 million ($1.5 million of accounts payable and $794 thousand of accrued expenses), for an acquired net book value of $6.2 million, less expenses incurred of $416 thousand, for a net of $5.8 million. The Company issued 3,772,836 shares of common stock to purchase i3 Mobile.

The number of shares of ACE*COMM common stock to be issued in the acquisition was computed as the balance sheet cash (as defined) divided by the purchase price per share (as defined). Balance sheet cash was cash, cash equivalents and marketable securities as reported on the closing balance sheet less the lease, discounted liabilities and other liabilities. The purchase price per share was computed as the market price per share multiplied by 0.825. Market price per share was equal to the average closing stock price per share of ACE*COMM common stock as quoted on the Nasdaq Stock Market for the 20 consecutive trading days immediately prior to the date that is five days prior to the mailing date. The multiplier of 0.825 represented a negotiated discount within the range estimated to be typical for a private financing by a small public company like ACE*COMM. The result was the issuance of 3,772,832 shares of common stock for i3 Mobile.

The cash flows from the common stock issued of $8.5 million presented in the financing section of the statement of cash flows represent the cash acquired. The liabilities assumed are excluded from operating cash flows.

Options: At the effective time of the merger, each option to acquire i3 common stock, granted under the Intelligent Incorporated 1995 stock incentive plan, including any associated option grants of the i3 Mobile, Inc. 2000 Amended Stock Incentive Plan, effective as of February 9, 2000, including any associated option grants or granted not pursuant to a plan, that is outstanding and unexercised immediately prior to the effective time of the merger was replaced by an option to purchase ACE*COMM common stock. The number of shares of ACE*COMM common stock subject to the new ACE*COMM option equaled the number of shares of i3 common stock subject to the i3 stock option multiplied by approximately 0.1876, the exchange ratio in the merger, and rounding any fractional share to the nearest whole share. The exercise price per share of ACE*COMM common stock equaled the exercise price per share of i3 common stock subject to the i3 stock options divided by approximately 0.1876, rounded to the nearest whole cent.

For vesting purposes, the date of grant of each new ACE*COMM option was deemed to be the date on which the corresponding i3 stock option was granted. The vesting of certain i3 stock options was accelerated as a result of the merger (or such holder’s termination of employment or cessation of service following the merger). The vesting periods of the remaining options were not affected. In addition, any i3 stock options that were incentive stock options continued to be incentive stock options of ACE*COMM.

Warrants: At the effective time of the merger, ACE*COMM assumed each warrant to purchase shares of i3 common stock. Each i3 warrant by its terms (A) became a warrant to purchase a number of whole shares of ACE*COMM stock equal to (1) approximately 0.1876 multiplied by (2) the number of shares of i3 common stock for which such i3 warrant was exercisable at the effective time of the merger (rounded to the nearest whole share), and (B) has an adjusted exercise price per share equal to (1) the exercise price for the shares of i3 common stock subject to such i3 warrant immediately prior to the effective time of the merger divided by (2) approximately 0.1876 (rounded to the nearest whole cent).

As disclosed in Note 11 on page F-16, 80,997 of these options were exercised and 25,007 options expired. In addition, there were 23,205 warrants outstanding at June 30, 2004.

15.	Tell us why financial statements and pro forma financial information were not provided for Intasys within a Form 8-K upon consummation of this acquisition. Please provide us with the significance test for the acquisition of Intasys. Under Rule 3-05 and Rule 11-01 of Regulation S-X, financial statements and pro forma financial information of an acquired business may be required depending on the level of significance in accordance with Rule 1(w) of Regulation S-X. Additionally, tell us what consideration you gave to including the financial statements of Intasys in the Form S-3 filed on April 26, 2005.

Response: Financial statements and pro forma financial information were not provided for Intasys based on the results of the significance tests in accordance with Regulation S-X 1-02 (w). The test results were:

Test (1)
The investment in Intasys of $2,135,000 represents 16.9% of the total assets at December 31, 2003.

Test (2)
The total assets acquired from Intasys of $130,000 represents 1% of the total assets at December 31, 2003.

Test (3)
Since both entities reported a loss in the prior fiscal year, this test is not applicable.

Based on the above, pro-forma financial statements were not required.

The financial statements of Intasys were not included in the Form S-3 as a result of these significance tests and that no other relevant acquisitions were completed in the applicable time frame for purposes of the aggregate significance test.

16.	We note that you have allocated $1.6 million of the purchase price to IPR&D. Tell us what consideration you gave to disclosing the following:

•	Specific nature and fair value of each significant in-process research and development project acquired

•	Completeness, complexity and uniqueness of the projects at the acquisition date

•	Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates

•	Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely

•	Appraisal method used to value projects

•	Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, material anticipated changes from historical pricing, margins and expense levels, and the risk adjusted discount rate applied to the project’s cash flows.

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Response: As indicated in more detail in response to question 21, in determining the allocation of the purchase price to IPR&D, the Company developed and employed a detailed model to value the company being acquired, particularly the intangible assets being acquired. This model involved the Company making projections, based on numerous assumptions and estimates, about the amount and timing of cash flows and revenues from the business being acquired, less estimated charges for working capital, fixed assets and technology, assembled workforce and other factors, and discounting the value back using a discount rate generally approximating the Company’s estimated cost of capital. (Since this acquisition was significantly smaller than the acquisition addressed in response to question 21, the Company did not retain an outside appraisal firm for this process.)

A portion of the value of the intangible assets then was allocated to each of current technology, existing customer lists, backlog and other existing intangibles, but the most significant amount was allocated to the expected cash flow from future products not yet commercially available, including subsequent generations of products currently in development by the acquired company. At the time of the acquisition, Intasys was generating the majority of its revenue from an older product that ACE*COMM estimated to be toward the end of its useful life. The Company’s business model used a per transaction revenue plan and the value of this existing technology was taken into consideration when the Company valued the discounted cash flows from existing customers. Intasys had started to develop a next generation software product that largely was not based upon the older product and would use a new sales model based upon software license sales. Since the value of the acquired company, in ACE*COMM’s view, was based mainly on the acquired company’s developing technology, and not on existing contracts, backlog or current generation products, a substantial portion of the value was allocated to IPR&D.

With regard to the items listed in the Staff’s comment 16, many of these items were considered by the Company in developing its model. ACE*COMM did describe generally in its filings the process followed by the Company in coming up with the allocation. However, ACE*COMM believes that disclosure of specific information about each research and development project, about the revenue that might be generated from each and associated costs, risks, uncertainties, completion dates, and so on would not be meaningful for investors. The Company does not present its own revenues by specific product, so ACE*COMM believes investors would not expect that level of disclosure about a company being acquired. Also, since product by product information is not required and will not be presented by the Company in its reports, investors would have no way of determining whether specific products are generating the projected revenues or are being completed on schedule. Since the Company emphasizes its product line, which often involves either multiple products or different versions of products, there would be no easy way for the Company to present information that is comparable to the estimates used in the allocation. In addition, costs are not necessarily incurred or accounted for by the Company (which operates as a combined business with cost sharing of various items among product lines, both pre-existing and acquired) in the same manner as the estimates (which viewed the acquired business as a stand-alone entity). Further, the Company does not believe investors would be interested in this level of detail. The Company does or will disclose the results of operations of the acquired business as a whole (together with related products or services that were developed by the Company after the acquisition, whether or not in process at the time of acquisition), so investors can determine in general terms the overall performance of the acquired business, and can draw its own conclusions about whether the Company overpaid or underpaid for the acquired business.

The Company does monitor the progress of development efforts as part of its regular review cycle for management purposes. Each project is reviewed against project milestones and budgets using the same methodology and systems as percentage of completion projects. Variations from the budget are analyzed and changes to the budget are then re-forecasted to project the potential impact of devoting resources to particular projects on revenues and or expenses. When these resource allocation decisions or perceived changes in demand or other factors impact results of operations and financial condition, the Company analyzes whether there are identifiable trends that can and should be discussed in the Management’s Analysis section of a quarterly or annual report, or reflected in changes to disclosure about products and services (in the case of an annual report) or risk factors (which are included both in annual and quarterly reports). However, for the same types of reasons as discussed in the prior paragraph, the Company does not discuss the status of efforts on particular projects, whether they are ahead of or behind schedule or the impact of changes on its investment return, or revisit the estimates that formed the basis of the allocation. The acquired company is or is becoming an integrated part of the Company and its line of products and services, and is reported as part of the results of operations and financial condition of the Company as a whole. The allocation to IPR&D has been made, the reasons for the allocation have been disclosed and the estimates and assumptions used by the Company in valuing the acquired business pre-acquisition are becoming or have become less relevant now that the acquired business has been integrated into the Company.

Form 10-K/A and Forms 10-Q

Disclosure of Controls and Procedures, page 32 (of Form 10-K/A)

17.	Your disclosure regarding your disclosure controls and procedures indicates that your CEO and CFO concluded that your disclosure controls and procedures “are effective in timely alerting [management] to any material information relating to [you] and [y]our subsidiaries required to be included in [y]our Exchange Act filings.” This conclusion appears narrower than the disclosure called for by Item 307 of Regulation S-K. In your response letter, please tell us whether your CEO and CFO concluded that the disclosure controls and procedures, as that term is defined in Rule 13a-15(e), were “effective.” Also confirm that you will consider this comment in preparing future periodic reports. See Item 307 of Regulation S-K and Release 33-8238.

Response: The Registrant’s CEO and CFO were able to conclude that the Registrant’s disclosure controls and procedures as that term is defined in Rule 13a-15(e) were effective. The Registrant confirms that it will include such disclosure in future filings.

18.	In each of your Forms 10-Q and Form 10-K, your disclosure regarding your internal controls over financial reporting indicates that there have been “no significant changes” in your “internal controls over financial reporting during [the last fiscal quarter] that has materially affected, or is reasonably likely to materially affect, [y]our internal control over financial reporting.” Consistent with the requirements of Item 308(c) of Regulation S-K, please tell us in your response letter, whether there has been any change in your internal controls that occurred during the applicable fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Also confirm that you will consider this comment in preparing future filings. See Item 308(c) of Regulation S-K and Release 33-8238.

Response: Other than for the most recent Form 10-Q (addressed below in comment 22), the Registrant confirms that there was no change in its internal control over financial reporting that occurred during the applicable fiscal quarter that has materially affected or is reasonably likely to materially affect its internal control over financial reporting. The Registrant confirms that it will include such disclosure in future filings.

Form 10-Q for the quarter ended March 31, 2005

Financial Statements, page 3

Note 6 - Mergers and Acquisitions, page 10

19.	Tell us why you did not include the financial statements and related pro forma financial information for the Double Helix acquisition in your registration statement. Since it appears that the level of significance is greater than 50% for this acquisition, such financial information is required. See Rule 3-05 (2) (b) (iv) and (4)(i) of Regulation S-X. Under Rule 3-05 of Regulation S-X, financial statements of an acquired business are required in a registration statement if the level of significance is at a 50% or greater level even though it has been less than 75 days after the acquisition and no financial statements are yet required to be filed under the Securities Exchange Act.

Response: The 8-K/A was filed with the SEC on May 27, 2005 and will be incorporated by reference in the Company’s amended registration statement.

20.	We note that you valued the shares issued to acquire Double Helix using a ten day volume weighted average price of ACE*COMM common stock. Indicate how this valuation complies with EITF 99-12 that requires a period of a few days before and after the date of announcement (i.e., two days before and after the announcement date). Additionally, indicate what consideration you gave to disclosing this acquisition as a non-cash activity within the statements of cash flows. See paragraph 32 of SFAS 95.

Response: The deal was consummated at the time of the announcement, and since there was no delay ACE*COMM valued the shares using the 10 day volume average that had been used to price the deal. The Company believes the use of a longer period and a volume weighted average more accurately reflected the fair value of securities issued as its stock is thinly traded on the Nasdaq Small Cap Market with average daily volume of less than 25 thousand shares. ACE*COMM believes that a shorter averaging period may not have accurately reflected the fair value of the securities of the Company. In future filings ACE*COMM will more prominently display the non cash activity within its financial statements.

21.	Tell us why a large part of the purchase price was allocated to IPR&D and indicate whether the allocation is preliminary. Tell us what consideration you gave to disclosing the following regarding IPR&D:

•	Specific nature and fair value of each significant in-process research and development project acquired

•	Completeness, complexity and uniqueness of the projects at the acquisition date

•	Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates

•	Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

•	Appraisal method used to value projects

•	Significant appraisal assumptions, such as the period in which material net cash inflows from significant projects are expected to commence, the material anticipated changes from historical pricing, margins and expense levels, and the risk adjusted discount rate applied to the project’s cash flows

In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Response: The Company acquired 2helix because of the customer base and even more importantly because of the technology (particularly in-process technology) that the Company believes complements its product strategy. The current 2helix business model is a services model where the current generation technology, consisting of software tools, is used to generate services revenue based upon a per hour charge or a success fee. The continued use of the existing tools was considered as part of the value of current customers or prospects that are generating services revenue. The Company intends to develop the 2helix software tools into software products that can be sold to both the 2helix and Company customer base and which ACE*COMM believes will allow the Company to sell into a larger market. Upon the completion of the new software products, a software license model will be used to generate revenue. The current 2helix software tools are, in the Company’s view, not salable as products to most customers. Significant additional functionality will need to be added, and the software will need to be modified for use by customers. This will require additional efforts and development well beyond the existing software tools being used today before they reach technological feasibility and can generate revenues as customer products.

The Company engaged an outside firm to assist in the preparation of the allocation of the purchase price for 2helix. After identification and valuation of tangible assets, the excess of the purchase price over the fair value of current assets, fixed assets, and liabilities acquired were allocated to intangible assets using an income approach. In accordance with FASB No. 141, the Company reviewed the five general categories of intangible assets and, based upon the facts and circumstances of the acquired business entity and the terms of the transaction, determined that the intangible assets acquired included customer-related intangibles, developed technology, and in-process research and development.

2helix’s existing clients have an identifiable gross revenue stream associated with them and an estimated cash flow that will be generated. By discounting the estimated cash flow streams, the Company estimated the present value of the acquired customers and developed technology.

2 helix’s in-process research and development projects have an expected gross revenue stream associated with them and an estimated cash flow that will be generated based on the Company’s projections used in valuing 2helix for purposes of determining the purchase price. By discounting the estimated cash flow streams, ACE*COMM estimated the present value related to the in-process research and development.

As a result of this analysis, the amounts allocable to in-process research and development and to customers and developed technology were determined. The fact that most of the expected revenue stream is associated with the software products being developed and not the software tools currently in use resulted in a large allocation to in-process research and development. The excess of the purchase price over tangible and intangible assets was allocated to goodwill.

The Company directs the Staff to the answer in question 16 which addresses the remainder of question 21 as well.

Controls and Procedures, page 23

22.	Your statement beginning with the clause “[e]xcept for additional controls implemented surrounding [y]our recent purchase of 2helix and the related process of recording this acquisition” does not appear to provide the information required by Item 308(c) of Regulation S-K. Are you suggesting that your recent purchase of Double Helix resulted in changes in your internal controls over financial reporting that has materially affected or is reasonably likely to materially affect such controls? If so, provide a thorough discussion in this section detailing such changes and its effects. Notwithstanding management’s exclusion of the acquired business’ internal controls from its annual assessment, you should disclose whether there has been any material change to your internal control over financial reporting due to the acquisition. See Question 3 of Management’s Report in Internal Control Over

Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports — Frequently Asked Questions (revised October 6, 2004).

Response: The Registrant confirms that there was no change in its internal control over financial reporting due to the acquisition of Double Helix that has materially affected or is reasonably likely to materially affect its internal control over financial reporting. The Company acquired 2helix on March 24, 2005, seven days before the end of the period, as described in Management’s Discussion and Analysis of Results of Operations and Financial Condition under the caption Recent Developments. That description advises investors that the acquired company has not operated as a U.S. public company, and the additional language referred to by the Staff was intended only to indicate that during the fiscal quarter ACE*COMM have begun the process of supplementing the internal controls at 2helix to bring them into line and make them consistent with internal controls applicable to the other parts of the Company. ACE*COMM intends to clarify this in future filings.

* * * * *

     ACE*COMM would like to be able to seek effectiveness of the Amended Registration Statement within the month of June.

     Your attention to this response is greatly appreciated. Should you have any questions concerning the above responses or the Amended Registration Statement, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.

Respectfully submitted,

/s/ Steven M. Kaufman Steven M. Kaufman

Enclosures

cc:	Steven R. Delmar Frank A. Bacelli